YA ZHU SILK, INC.
112 North Curry Street
Carson City, Nevada  89703
USA
Telephone No.: (+86) 755-8668-1130

April 23, 2012

BY EDGAR

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549
USA

Attention: Larry Spirgel, Assistant Director

Dear Mr. Spirgel:

Re: Ya Zhu Silk, Inc. (the “Company”) Form 8-K Filed February 27, 2012, as amended March 7, 2012 File No. 333-155486

We write in response to your letter dated March 28, 2012 with respect to the above-noted filing of the Company. We are preparing to respond to the comments you have provided. Given the substantial number of comments in your letter, we expect to provide a complete response to all comments by no later than April 30 2012.

Should you have any questions, please do not hesitate to contact our Fenrui Yue at  +86-755-86681130.

Yours truly,

YA ZHU SILK, INC.

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Fengrui Yue
President